NEWS RELEASE
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Media Contacts: Christopher Ljungkull             Daryn Teague
                Legal Research Center             Teague Communications
                (800) 776-9377 or crl@lrci.com    (661) 297-5292 or teaguecomm@aol.com
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Legal Research Center Announces

Record Quarterly Revenues

     -- Company Also Announces Investment in E-Commerce Partner --

Minneapolis - August 3, 2000 - Legal Research Center, Inc. (OTC: LRCI), the nation's leading provider of outsourced legal research and writing services, today reported its results for the second quarter ended June 30, 2000.

     For the quarter, revenues increased 19 percent to $1,317,373, compared to $1,107,593 for the second quarter of 1999. This represents a record high for quarterly revenues.

     The company also maintained its strong margins at 54% and continued to post healthy earnings, reporting net income for the second quarter of $238,515, or $.09 per share, compared to $244,058, or $.10 per share, for the same period a year ago. Year-to-date earnings also hit a record $.18 per share compared to $.14 for the first half of 1999.

     The company also announced today that it has completed the transaction to acquire an equity stake in Integrity Interactive Corporation, the industry leader in Web-based legal compliance training. The current market for legal and regulatory compliance training is currently in excess of $1 billion per year, with less than one percent spent on online education programs. Since independent research suggests that percentage will increase to at least 50 percent within three years, the annual market for online compliance training is projected at more than $500 million by 2003. In June, the company announced an agreement with Integrity to provide legal research content for the online courses, as well as assisting in the marketing and selling of the Integrity product.

                                     (more)


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Legal Research Center Announces 2Q00 Results
Page Two

     "We're very proud to post another record quarter for revenues and maintain the company's strong profit margins," said Christopher Ljungkull, chief executive officer of Minneapolis-based LRC. "Net income was down slightly from last year due to some important investments we made, such as costs associated with Integrity, the expansion of our marketing efforts and the hiring of additional sales account managers. However, revenues for the year are right on budget and margins are actually better than forecasted because of our continuing success in reducing costs."

     "Thanks to the excellence of our Research Attorneys and our sales and marketing team, the second quarter was an exciting period of sales growth for LRC in our core business of legal research and writing, and we expect to maintain this momentum in the third and fourth quarters of the year," said James Seidl, LRC's president. "LRC's alliance with Integrity has rapidly moved us into a booming e-commerce business niche that holds enormous growth potential for LRC's revenues and earnings."

     Legal Research Center (http://www.lrci.com) offers legal research and writing services to attorneys in corporate and private practice throughout the world. Founded in 1978, LRC's work products include compliance-related multijurisdictional surveys, office memoranda, and formal court-ready documents such as trial and appellate briefs. LRC's knowledge management services include work product database design and facilitation, website content creation, and compliance training content development. LRC's nationally recognized Research Attorneys are honors graduates who have practiced law for at least two years, and many for over 25, in major law firms and corporate law departments throughout the U.S.

Statements contained here, other than historical data, may be forward-looking and subject to risks and uncertainties including, but not limited to the continuation of revenues through the company's strategic alliances and the successful development of other new business, as well as those set forth in the company's 10-KSB, 10-QSB and other SEC filings.

                                      # # #

                   (Consolidated statements of income follow)
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LEGAL RESEARCH CENTER, INC.

CONSOLIDATED STATEMENTS OF INCOME
      (unaudited)

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                                                         Three Months                         Six Months
                                                        Ended June 30,                       Ended June 30,
                                                 ----------------------------        ----------------------------
                                                    2000              1999              2000              1999
                                                 ----------------------------        ----------------------------

 Revenues                                        $1,317,373        $1,107,593        $2,539,332        $1,927,264
 Income from operations                          $  215,119        $  241,337        $  427,323        $  319,212
 Net income                                      $  238,515        $  244,058        $  471,434        $  323,081
 Net income per common share
                                  Basic          $     0.09        $     0.10        $     0.18        $     0.14
                                  Diluted        $     0.09        $     0.10        $     0.17        $     0.13
Weighted average common
 shares outstanding               Basic           2,563,907         2,329,113         2,563,508         2,329,113
                                  Diluted         2,785,037         2,532,063         2,784,879         2,495,648
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CONDENSED CONSOLIDATED BALANCE SHEETS
      (unaudited)

                                                           June 30,
                                                             2000
                                                          ----------

Current assets                                            $2,655,046
Furniture and equipment                                       11,679
Intangible assets                                             77,548
                                                          ----------
  Total assets                                            $2,744,273
                                                          ==========

Current liabilities                                       $  383,414
Stockholders' equity                                       2,360,859
                                                          ----------
  Total liabilities and stockholders' equity              $2,744,273
                                                          ==========